

Lit Motors Corporation
(the "Company")
a Delaware Corporation

Financial Statements with an Independent Auditor's Report

Years Ended December 31, 2024 & 2023

# Table of Contents



RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT AUDITOR'S REPORT

To: Lit Motors Corporation, Management

**Opinion:**
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion:**
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

**Auditor's Responsibility:**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*RNB Capital LLC*

Tamarac, FL
August 12 2025

LIT MOTORS CORPORATION
**STATEMENT OF FINANCIAL POSITION**

| AS OF DECEMBER 31, | 2024 | 2023 |
|---|---|---|
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash & Cash Equivalents | $ 288,888 | $ 48 |
| Prepaid Expense | - | - |
| *Total Current Assets* | $ 288,888 | $ 48 |
| *Non-Current Assets:* | | |
| Intangible Assets, Net | $ 654,124 | $ 557,188 |
| Fixed Assets, Net | 55,847 | 69,657 |
| Lease Right of Use Asset | 416,763 | 651,887 |
| *Total Non-Current Assets* | $ 1,126,735 | $ 1,278,732 |
| **TOTAL ASSETS** | $ 1,415,623 | $ 1,278,780 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| *Current Liabilities:* | | |
| Accounts Payable | $ 16,190 | $ 11,103 |
| Accrued Expenses- Short Term | - | - |
| *Total Current Liabilities* | $ 16,190 | $ 11,103 |
| *Non-Current Liabilities:* | | |
| Accrued Expenses | $ 2,477,979 | $ 2,279,821 |
| Pre-orders- Refundable | 772,700 | 772,950 |
| Pre-orders- Non-Refundable | 54,335 | 19,515 |
| Convertible Notes | 7,874,607 | 7,895,476 |
| Convertible Notes- Accrued Interest | 340,551 | 304,329 |
| Lease Liability | 416,763 | 651,887 |
| Other Long Term Liabilities | 60,209 | 60,209 |
| *Total Non-Current Liabilities* | $ 11,997,144 | $ 11,984,187 |
| **TOTAL LIABILITIES** | 12,013,334 | 11,995,290 |
| **EQUITY** | | |
| Common Stock | $ 857 | $ 857 |
| SAFE Notes | 2,102,980 | 272,173 |
| Accumulated Deficit | (12,701,548) | (10,989,539) |
| ***TOTAL EQUITY*** | $ (10,597,711) | $ (10,716,510) |
| **TOTAL LIABILITIES AND EQUITY** | $ 1,415,623 | $ 1,278,780 |

See Accompanying Notes to these Financial Statements

## LIT MOTORS CORPORATION
## STATEMENT OF OPERATIONS

| FOR YEAR ENDED DECEMBER 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| **Operating Expenses** | | | | |
| Selling, General, and Administrative Expenses | $ | 1,200,665 | $ | 505,888 |
| Research & Development | | 384,353 | | 309,864 |
| Depreciation Expense | | 13,810 | | 17,263 |
| Amortization Expense | | 37,276 | | 32,471 |
| *Total Operating Expenses* | $ | 1,636,104 | $ | 865,486 |
| *Total Loss from Operations* | $ | (1,636,104) | $ | (865,486) |
| *Other (Expense)* | | | | |
| Interest Expense | $ | (75,905) | $ | (73,796) |
| *Total Other Income (Expense)* | | (75,905) | | (73,796) |
| *Net Income (Loss)* | $ | (1,712,009) | $ | (939,282) |

See Accompanying Notes to these Financial Statements

# LIT MOTORS CORPORATION
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | SAFE | Retained earnings | | Total Shareholders' | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | # of Shares | $ Amount | $ Amount | $ (Deficit) | | $ | Equity |
| Beginning Balance 1/1/23 | 8,503,730 | $ 850 | $ 198,600 | $ (10,050,257) | | $ | (9,850,807) |
| Issuance of Common Stock | 63,363 | $ 6 | $ - | $ - | | | 6 |
| SAFES | - | - | 73,573 | - | | | 73,573 |
| Net income (loss) | - | $ - | $ - | $ (939,282) | | $ | (939,282) |
| Ending balance at 12/31/23 | 8,567,093 | $ 857 | $ 272,173 | $ (10,989,539) | | $ | (10,716,510) |
| Issuance of Common Stock | - | $ - | $ - | $ - | | | - |
| SAFES | - | - | 1,830,807 | - | | | 1,830,807 |
| Net income (loss) | - | - | - | (1,712,009) | | | (1,712,009) |
| Ending balance at 12/31/24 | 8,567,093 | $ 857 | $ 2,102,980 | $ (12,701,548) | | $ | (10,597,711) |

See Accompanying Notes to these Financial Statements

# LIT MOTORS CORPORATION
## STATEMENT OF CASH FLOWS

| FOR YEAR ENDED DECEMBER 31, | | 2024 | | 2023 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| Net Income (Loss) | $ | (1,712,009) | $ | (939,282) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | | |
| Depreciation Expense | | 13,810 | | 17,263 |
| Amortization Expense | | 37,276 | | 32,471 |
| Accounts Payable | | 5,087 | | (2,061) |
| Accrued Expenses | | 198,158 | | 257,938 |
| Preorders | | 34,570 | | 16,635 |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | $ | 288,901 | $ | 322,246 |
| *Net Cash provided by (used in) Operating Activities* | $ | (1,423,108) | $ | (617,036) |
| **INVESTING ACTIVITIES** | | | | |
| Intangible Assets | $ | (134,212) | $ | (63,680) |
| Fixed Assets | | - | | (15,209) |
| *Net Cash provided by (used in) Investing Activities* | $ | (134,212) | $ | (78,889) |
| **FINANCING ACTIVITIES** | | | | |
| Convertible Notes | $ | (20,870) | $ | 483,232 |
| Convertible Accrued Interest | | 36,223 | | 73,796 |
| Common Stock | | - | | 6 |
| SAFE Notes | | 1,830,807 | | 73,573 |
| *Net Cash provided by (used in) Financing Activities* | $ | 1,846,160 | $ | 630,608 |
| Cash at the beginning of period | $ | 48 | $ | 50,157 |
| Net Cash increase (decrease) for period | $ | 288,840 | $ | (50,109) |
| **Cash at end of period** | $ | 288,888 | $ | 48 |

See Accompanying Notes to these Financial Statements

**NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES**

Lit Motors Corporation ("the Company") was incorporated in the state of Delaware on February 12, 2010. The Company is headquartered in Portland, Oregon, and is focused on developing advanced transportation and motion control technologies for both consumer and commercial markets.

Lit Motors is in the development stage of launching a fully enclosed, two-wheeled electric vehicle that integrates Control Moment Gyroscope (CMG) technology for enhanced stability and performance. The Company's business strategy includes a dual-market approach, combining business-to-consumer (B2C) and business-to-business (B2B) channels. The B2B strategy includes opportunities in satellite, robotics, and aerospace sectors that utilize CMG-based motion control, while the B2C strategy targets the urban mobility and micromobility markets.

The Company intends to serve customers across North America, Europe, Asia, and South America and is currently advancing its hardware through prototype development and pre-commercial engineering.

In 2024, the Company launched a Regulation Crowdfunding ("Reg CF") campaign to raise capital necessary for continued research and development, team expansion, and productization efforts. As part of this campaign, the Company generated pre-orders for its Sub-Scale CMG product, with initial shipments anticipated in 2028. The Company remains in the pre-revenue stage as of the reporting date and has not yet commenced commercial operations.

<u>Risks and Uncertainties</u>

The Company is subject to a number of risks and uncertainties that may affect its financial condition and future results of operations. These include, but are not limited to:

***Early-Stage Company and Development Risk:***
Lit Motors is an early-stage company and has not yet generated revenue from its core operations. The Company is currently in the product development and pre-commercialization phase, with no assurance that it will achieve profitable operations or secure necessary capital to support long-term development.

***Technology and Product Risk:***
The Company's product strategy relies on the successful integration of Control Moment Gyroscope (CMG) technology into a fully enclosed two-wheeled electric vehicle. This technology, while proven in aerospace and satellite applications, presents engineering and commercial viability risks when adapted to urban mobility use cases. Delays or failures in prototype development or manufacturing readiness could materially impact the Company's business model.

***Regulatory and Legal Risk:***
The Company is currently raising capital through a Regulation CF (Crowdfunding) campaign. These offerings are subject to regulatory review and compliance under the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Non-compliance with applicable securities laws could impair the Company's ability to raise future capital or expose it to penalties.

***Liquidity and Capital Risk:***
As of the financial statement date, the Company has limited operating capital and is dependent on external financing to fund ongoing operations. There is no assurance that additional financing will be available on acceptable terms, or at all, which raises substantial doubt about the Company's ability to continue as a going concern.

***Competition and Market Risk:***
The electric vehicle (EV) and mobility sectors are highly competitive and rapidly evolving. The Company may face challenges from established automotive manufacturers, other mobility startups, and international firms pursuing similar technologies.

***Intellectual Property and Foreign Imitation Risk:***
The Company is in the process of reviewing potential intellectual property infringement by a foreign manufacturer that may be replicating similar CMG-based technology. The inability to secure or enforce its intellectual property rights could weaken the Company's competitive position.

***Supply Chain and Manufacturing Risk:***
The Company anticipates scaling from prototype to production but does not currently have a contract manufacturing partner or established supply chain. Delays in vendor engagement or component sourcing may significantly impact product delivery timelines.

***Concentrations of credit risk:*** The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has not yet generated revenues from its intended operations. During the reporting period, the Company incurred operating losses, utilized cash in operations, and continues to be dependent on securing additional financing to fund its ongoing business activities, including research and development, hiring, and prototype production.

As of the financial statement date, the Company does not have sufficient cash or other current assets to sustain operations for the next twelve months without additional funding. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital through equity or debt financing, successfully develop and commercialize its product offerings, and ultimately achieve profitable operations.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. Management is actively pursuing financing alternatives, including its current Regulation CF equity crowdfunding campaign, potential government grants, and strategic partnerships. However, there can be no assurance that such efforts will be successful or will be received in sufficient amounts.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions used in the preparation of the financial statements include, but are not limited to:

- Depreciation and amortization of property and equipment and intangible assets, which are based on estimated useful lives and salvage values;
- Accrued expenses, including estimates for engineer compensation and related benefits incurred but not yet paid;
- Valuation and allocation of right-of-use ("ROU") assets and lease liabilities, which require assumptions regarding discount rates and lease term length; and
- Recoverability of long-lived assets, including potential impairments related to prototype development or capitalized costs.

Management evaluates its estimates on an ongoing basis and adjusts those estimates and assumptions when facts and circumstances warrant. Actual results could differ materially from those estimates and assumptions.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $288,888 and $48 in cash as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures that significantly increase the productive capacity or extend the useful life of an asset are capitalized. Routine maintenance and repair costs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. Depreciation is computed using the double declining balance method at an annual rate of 20%, based on the estimated useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 and December 31, 2023.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | 2024 | 2023 |
|---|---|---|---|
| Machinery | 3-5 | 37,239 | 37,239 |
| Welding Equipment | 5 | 71,140 | 71,140 |
| Other | | 119 | 119 |
| Less Accumulated Depreciation | | (52,651) | (38,841) |
| **Totals** | | **55,847** | **69,657** |

Intangibles- Patents

The Company's intangible assets consist of patents related to its proprietary Control Moment Gyroscope (CMG) technology and vehicle stabilization systems. These patents are considered definite-lived intangible assets and are stated at cost, less accumulated amortization. Amortization is taken straight-line over 15 years.

The Company periodically reviews its intangible assets for impairment in accordance with ASC 350-30. If events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable, the Company will assess the asset for potential impairment and adjust its carrying value as necessary.

Accrued Expenses- Long Term

As of December 31, 2024 and 2023, the Company has recorded total accrued expenses of $2,477,979 and $2,279,821, respectively, related to services provided by related parties.

The majority of the accrued expenses relate to engineering services performed by two individuals who have a long-standing relationship with the Company and are also less than 1% shareholders. These individuals have agreed to defer payment for their services without any immediate expectation of collection..

No formal repayment schedules have been established for these accrued obligations, and no interest is accruing on the outstanding accrued expenses. The Company intends to settle these obligations at a future date, subject to available liquidity and financial resources.

Customer Pre-Orders

As of December 31 2024 and 2023, the Company has received pre-order payments totaling $816,335 and $781,765 respectively from customers seeking to reserve a place in line for future delivery of the Company's first production vehicle. These pre-orders do not constitute enforceable contracts for sale or obligate the Company to deliver a product.

The Company distinguishes between two types of pre-orders:

● Refundable Pre-orders ($827,035 and $792,465 as of December 31, 2024 and 2023 respectively): These amounts are refundable at the customer's request. The Company has not recorded these as revenue or contract liabilities under ASC 606, as there is no enforceable performance obligation.

● Non-Refundable Pre-orders ($54,335 and $19,515 as of December 31, 2024 and 2023 respectively): These amounts are not refundable under the terms agreed upon with the customer. However, the Company has also not recorded these amounts as revenue or contract liabilities under ASC 606, as no performance obligation exists until production has commenced and product specifications and timelines are established.

Both types of pre-orders are recorded as long-term liabilities and will remain classified as such until either delivery is made, a performance obligation is established, or funds are refunded.

The Company's pre-order program is a key component of its ongoing capital raising and customer engagement strategy and is disclosed as part of its Regulation Crowdfunding offering on Wefunder.

Selling, General, and Administrative

Selling, general, and administrative (SG&A) expenses consist primarily of facility costs including rent, utilities, and maintenance, professional services such as legal, accounting, and other consulting fees, software and office expenses, vehicle and contractor reimbursements, corporate fees and insurance, and marketing and fundraising activities including advertising, memberships, travel, and consulting services. These expenses are expensed as incurred to support the Company's operational, administrative, and fundraising efforts.

Research and Development

Research and development ("R&D") costs are expensed as incurred and include expenditures related to the design, development, and testing of the Company's proprietary technology and product platforms. These activities primarily relate to the development of the Company's Control Moment Gyroscope (CMG) technology, system integration, vehicle stabilization mechanisms, and the associated electric vehicle platform.

The Company does not currently capitalize any development costs as the projects have not yet met the technological feasibility or commercial readiness criteria necessary for capitalization under U.S. GAAP.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and multiple states. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

As of December 31, 2024, the Company had federal and state net operating loss (NOL) carryforwards of $6.58M million and $1.59 million, respectively.

The Company has recognized deferred tax assets related to these NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

***Lease Arrangement:***
On October 1, 2021, the Company entered into a lease agreement with the father of the Company's Chief Executive Officer, a related party. The lease covers the Company's operating facilities and is scheduled to expire on September 30, 2026. The lease includes a renewal option allowing the Company to extend the term for an additional five years. Under the terms of the lease, the Company is obligated to make monthly base rent payments of $20,000, in addition to its share of monthly building operating costs (e.g., utilities, maintenance, property taxes).

***Convertibles and SAFES (Simple Agreement for Future Equity):***
As of December 31, 2024 and 2023, the Company had outstanding financing instruments held by related parties, including the Chief Executive Officer and the parents of the Chief Executive Officer.

The CEO holds a Simple Agreement for Future Equity (SAFE) with a principal amount of $18,500, issued in 2023. The SAFE was issued on terms substantially similar to those offered to non-related party investors, and does not accrue interest or have a maturity date.

Additionally, the CEO's parents hold Convertible Notes with aggregate principal balances of approximately $4.7 million and $4.3 million as of December 31, 2024, and December 31, 2023, respectively. These notes were issued under terms substantially similar to those of Convertible Notes issued to third-party investors, including conversion discounts and valuation caps consistent with market terms at the time of execution.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company entered into a contract with the Company's Head of Government Affairs, less than 1% shareholder, that provides for deferred compensation of $6,000 per month beginning February 2024, contingent upon the Company raising more than $5 million in capital. As of December 31, 2024, this condition has not been satisfied, and no amounts have been recognized in the financial statements. The Company will recognize the liability and related expense when and if the contingency is resolved.

The Company entered into a non-cancelable operating lease agreement on October 1, 2021, for approximately 10,000 square feet of commercial vehicle lab and office space located at 1206 SE Martin Luther King Jr. Blvd., Portland, Oregon, with an additional 10,000 square feet of basement space reserved for future expansion. The lease has a term of five (5) years, expiring on September 30, 2026, with an option to renew for one additional five-year period. The renewal option is not reasonably certain to be exercised and is therefore not included in the lease term for GAAP reporting purposes.

Under the lease, the Company pays fixed monthly base rent of $20,000 during the initial year, with annual escalations based on changes in the Consumer Price Index (CPI). In addition to base rent, the Company is obligated to pay 33.3% of the building's operating expenses, including property taxes, insurance, utilities, and maintenance (i.e., NNN charges), which are considered non-lease components under ASC 842 and are excluded from the lease liability and right-of-use (ROU) asset measurement.

The Company recognized a right-of-use asset and corresponding lease liability on the lease commencement date. The lease does not contain any purchase options, residual value guarantees, or restrictions or covenants imposed by the lease (such as those relating to dividends, debt, or asset usage). The Company does not sublease any portion of the leased premises.

As of December 31, 2024 and December 31, 2023, future minimum lease payments under the non-cancelable lease were as follows:.

| Lease expense | Year Ending 2024-12 | Year Ending 2023-12 |
|---|---|---|
| Operating lease expense | 480,000.00 | 480,000.00 |
| Total | 480,000.00 | 480,000.00 |
| | | |
| **Other Information** | | |
| Operating cash flows from operating leases | 480,000.00 | 480,000.00 |
| ROU assets obtained in exchange for new operating lease liabilities | | 1,101,553.88 |
| Weighted-average remaining lease term in years for operating leases | 1.75 | 2.75 |
| Weighted-average discount rate for operating leases | 1.48% | 1.48% |
| | | |
| **Maturity Analysis** | Operating | Operating |
| 2024-12 | $0.00 | $240,000.00 |
| 2025-12 | $240,000.00 | $240,000.00 |
| 2026-12 | $180,000.00 | $180,000.00 |
| 2027-12 | $0.00 | $0.00 |
| 2028-12 | $0.00 | $0.00 |
| 2029-12 | $0.00 | $0.00 |
| Thereafter | $0.00 | $0.00 |
| Total undiscounted cash flows | $420,000.00 | $660,000.00 |
| Less: present value discount | -$5,133.43 | -$1,311,887.00 |
| Total lease liabilities | $414,866.57 | -$651,887.00 |

**NOTE 5 – LIABILITIES AND DEBT**

As of December 31, 2024, the Company had outstanding Convertible Promissory Notes ("Convertible Notes") issued to both third-party investors and related parties who are shareholders of the Company.

The aggregate principal balance of Convertible Notes outstanding was approximately $7.88 million.

These notes were issued under various terms that generally allow for the conversion of principal, and in certain cases, accrued interest, into equity securities of the Company upon the occurrence of specified triggering events, such as a qualified financing or maturity. Most of the convertible notes include a conversion discount rate of 20%, meaning they convert into equity at 80% of the price per share of the next qualified financing round. In addition, the notes are subject to valuation caps ranging from $4 million to $100 million. Interest accrues at varying rates and is not capitalized, except in cases where a renewal or conversion to a SAFE has been made, where the new principal value will include the interest at the time of renewal or conversion to a safe. Maturity dates differ by instrument, with some notes having already reached maturity or being extended.

***Related Party Transactions:***
Convertible Notes with an aggregate principal balance of approximately $4.7 million and $4.3 million were outstanding to related parties as of December 31, 2024 and December 31, 2023, respectively. These notes were issued under terms substantially similar to those of non-related parties.

**NOTE 6 – EQUITY**

The Company has authorized 15,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2024 and December 31, 2023, 8,567,093 shares were issued and outstanding for both years.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreement for Future Equity (SAFES)

As of December 31, 2024, and December 31, 2023, the Company had outstanding Simple Agreements for Future Equity ("SAFEs") issued to both third-party investors and related parties.

The aggregate principal balance of SAFEs outstanding was approximately $2.10 million and $272,173 for 2024 and 2023, respectively.

SAFEs entitle holders to convert their investments into equity securities of the Company upon the occurrence of specified triggering events, such as a future financing at a priced investment round, change of control, or dissolution of the Company. Conversion generally occurs at a discount to the offering price and may be subject to valuation caps. SAFEs do not accrue interest and do not have stated maturity dates.

Related Party Transactions:

As of December 31, 2024 and 2023, the Company had one outstanding SAFE held by its Chief Executive Officer with a principal amount of $18,500. The SAFE was issued in 2023 on terms substantially similar to those offered to non-related party investors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 12, 2025, the date these financial statements were available to be issued.

During 2025, the Company granted an additional 204,000 shares of common stock. 144,618 shares remain unvested.